

Renee Searle

Chief Executive Officer at BIOSMART TECHNOLOGIES, INC.

Greater Seattle Area · Contact info

5 connections

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BioSmart Research, LTD

University of Utah

Experience

Chief Executive Officer
BioSmart Research, LTD · Self-employed
Aug 2020 – Present · 11 mos
1A ERSKINE ST, NEWRY. CO. DOWN, NORTHERN IRELAND, BT356BX

Chief Executive Officer
BioSmart Research, Inc. · Self-employed
Apr 2019 – Present · 2 yrs 3 mos

Chief Executive Officer
BIOSMART TECHNOLOGIES, LLC · Self-employed
Sep 2008 – Present · 12 yrs 10 mos
18324 Cook Rd SE Yelm, WA 98597

Education

University of Utah
Mechanical Engineering
1974 – 1976

Skills & endorsements

Research

Marketing

Entrepreneurship

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Interests

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